Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

Page 1 of 9 November 8, 2006 Basel, Switzerland News Release

Ciba Specialty Chemicals: further solid progress in third quarter
  Continued sales growth: 7% in Swiss francs for the nine months, 4% in local currencies
  Further strengthening of operating margins in third quarter
  Efficiency improvements delivering results
  Strategy implementation on track
  Outlook confirmed
Financial highlights (in millions of Swiss francs, except per share data and percentages)

Third quarter to third quarter comparisons - continuing operations (unaudited)

	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges(b)
			Change in %				Change in %
Three months ended September 30,	2006	2005	CHF	LC (a)	2006	2005	CHF
Net sales	1 589	1 567	+1	+2
Gross profit	467	447	+5
Operating income	158	149	+6		142	122	+16
Operating income margin (d)	9.9%	9.5%
Income from continuing operations	96	79	+22		85	61	+40
Earnings per share from continuing operations (e)	1.46	1.22			1.29	0.94

Third quarter to third quarter comparisons including discontinued operations and restructuring, impairment and other charges(unaudited)

			Change in %
Three months ended September 30,	2006	2005	CHF
Income from continuing operations	85	61	+40
Income (loss) from discontinued operations, net of tax	(8)	13
Net sales	77	74	+4
Earnings per share(e)	1.16	1.15

In addition, please see conslidated financial hightlights and notes to news release at the end of this document.

Nine month to nine month comparisons - continuing operations (unaudited)
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges(b)
			Change in %				Change in %
Nine months ended September 30,	2006	2005	CHF	LC (a)	2006	2005	CHF
Net sales	4 874	4 570	+7	+4
Gross profit	1 432	1 329	+8
Operating income	417	396	+5		368	319	+16
Operating income margin(d)	8.6%	8.7%
Income from continuing operations	213	214	-1		180	160	+13
Earnings per share from continuing operations(e)	3.23	3.28			2.73	2.45

Nine month to nine month comparisons including discontinued operations and restructuring, impairment and other charges (unaudited)

			Change in %
Nine months ended September 30,	2006	2005	CHF
Income from continuing operations	180	160	+13
Income (loss) from discontinued operations, net of tax	(305)	60
Net sales	(125)	220
Earnings per share from continuing operations(e)	(1.90)	3.37

Armin Meyer, Chairman of the Board and CEO, comments: “We have achieved further good improvements in performance this quarter, with efficiency gains across the Company leading to higher profit margins. The implementation of our strategy to focus on our three core businesses, Plastic Additives, Coating Effects and Water & Paper Treatment, is progressing well, both with portfolio adaptations such as the divestments of Textile Effects and Masterbatch, and with the action taken as part of our Operational Agenda, a Company-wide program to further improve efficiency and effectiveness of key processes. The performance in the third quarter keeps us on track to achieve our full year targets.”

Continuing sales growth for the nine months

Sales continued to grow and were 7 percent higher in Swiss francs for the nine months. Excluding favorable currency effects, which were most evident at the beginning of the year, sales in local currencies increased by 4 percent. Sales in the third quarter also increased over the same period last year, by 2 percent in local currencies and 1 percent in Swiss francs. Overall, sales prices were about stable, with selective price increases in areas where the impact of higher energy and raw material costs was most significant. Sales growth in Asia Pacific was very strong, up 9 percent in local currencies, with China showing particularly good results, up 14 percent over 2005. Sales in Europe were up 4 percent and flat in the Americas.

Efficiency improvements coming through

Gross profit was up 8 percent in Swiss francs over the nine month period the previous year, with margin as a percentage of sales reaching similar levels to 2005. The negative impact of increased raw material, utility and social benefit costs was more than offset by sales price increases and higher sales volumes, as well as higher production capacity utilization and the benefits of the efficiency improvement program Project Shape. Project Shape, which was launched in 2004, is successfully coming to its conclusion, with all action being implemented and the expected benefits materializing.

Operating income (EBIT) before restructuring, impairment and other charges, was up 5 percent over the same period in 2005. The 2005 figure had additionally been supported by substantial aperiodic gains from asset divestments. After the weak start in 2006, operating margins as a percentage of sales have steadily improved quarter by quarter, with third quarter 2006 operating income margin reaching 9.9 percent.
Restructuring costs relate mostly to Project Shape, with initial amounts for the Operational Agenda.

Textile Effects divestment completed

Earlier in the year, the Company divested its Textile Effects business. The results from this business, as well as the costs associated with the divestment are included in ‘discontinued operations’. As expected, minor costs relating to ongoing separation activities were incurred in the third quarter of 2006. Further small amounts are expected for the next few quarters.

Further strengthening of operating margins in third quarter

In the third quarter, sales growth continued and margins improved. The rate of sales growth was slightly below prior quarters in 2006, reflecting a base effect in Water & Paper Treatment in 2005 (the catch-up of sales in Finland after a lock-out in the Finnish paper industry in the second quarter of 2005) and a temporary drop in activity levels in the second part of September in the plastic converting industry. The industry has subsequently returned to normal growth rates.

Profit margins were above prior year, reflecting the benefits from strict cost containment measures across the Company, improved volumes and capacity utilization, as well as selective sales price increases and product innovation, particularly in the Plastic Additives and Coating Effects segments. The Company continues to focus on keeping production costs under control to offset higher raw material and utility costs.
At the beginning of October, the Company successfully refinanced bonds due to mature in 2008, in order to make the most efficient use of its cash surplus, while also extending the maturities of its financings at an attractive interest rate. At CHF 600 million, it was the largest buyback of its kind in Switzerland. In parallel, the Company has issued CHF 225 million of new bonds due to mature in 2012.

Segment Overview

Plastic Additives

Sales continued to develop positively on the back of slightly higher sales prices and strong volume increases, despite the temporary drop in industry activities in the second half of September when some parts of the customer industries reacted to the uncertainties in the oil price. Since then, business development has resumed its normal path. Operating income margin for the third quarter was 15.5 percent, up from 13.9 percent in 2005. Plastic Additives was able to recoup the costs of higher utility and raw materials by increasing sales prices in businesses where the impact was most significant.

Coating Effects

Sales growth continued to be substantial, despite ongoing price pressure on some areas of the business, especially in some parts of Electronic Materials and Imaging &

Inks. Profit margins continued to improve in the third quarter, as a result of innovative products, higher sales volumes and higher production capacity utilization. Operating income margin for the third quarter was 15.5 percent, up from 14.1 percent in 2005. The segment also strengthened its innovation base during the third quarter, with the acquisition of a metal effects business.

Water & Paper Treatment

Sales were 3 percent higher than in the nine months 2005. Quarterly comparisons are hampered by a base effect in 2005 (the catch-up of sales in Finland after a lockout in the Finnish paper industry in the second quarter of 2005). The segment continues to push selective sales price increases in those areas where raw material costs were significantly higher than 2005. Volumes overall are stable. As indicated previously, margins were negatively impacted by temporarily lower capacity utilization after a fire at the Grenzach plant and the related implications of the production shift of certain products from the UK to India. This temporary negative impact is expected to conclude by the end of 2006. Operating income margin for the third quarter was therefore 4.0 percent. Action is being taken in the segment to restore profitability levels.

Strategy implementation and Operational Agenda on track

Since the beginning of 2006, the Company has achieved a number of important strategic milestones, including the completion of the divestment of the Textile Effects business and the agreement to sell the Masterbatch operations. With these, a sound basis for focusing the Company on its core businesses, Plastic Additives, Coating Effects and Water & Paper Treatment, has been established.

The Operational Agenda, a series of initiatives to increase the efficiency and effectiveness of key processes, reflects this strategy and aims to substantially improve the cost structure of the Company.

Brendan Cummins, Chief Operating Officer, comments: “The Operational Agenda is progressing well and we have started implementing the key initiatives as planned. We anticipate that this program will bring significant operational improvements across the Company and deliver CHF 400-500 million by 2009.”

Over the next three to four years, the target is to boost sales in local currencies on average, by 3 to 4 percent per year; increase operating income margins by more than 1 percent of sales per year in 2007 and 2008, with an accelerated improvement thereafter; and to significantly improve free cash flow from the beginning of 2008.

The program includes a Lean Manufacturing initiative to focus on the production cost base; and a new platform to harmonize processes and IT systems across the organization; and a program to simplify the geographical structure of the Company. The Operational Agenda also includes a marketing and sales initiative to improve routes to market and strengthen best practice across the Group by training all related personnel. The innovation initiative will be kicked off in 2007 and will involve the bundling of R&D competencies more effectively and the development of new technology platforms for attractive end-markets, as well as the leveraging of innovation opportunities with external partners.

Outlook 2006 confirmed – higher sales, profit and free cash flow

Overall, business conditions for the remainder of the year are expected to remain similar to those experienced currently, with full year utility and raw material costs higher than 2005.

Assuming business conditions for the remainder of 2006 are along current levels of activity, sales for the year in local currencies are expected to be higher than 2005. Excluding restructuring and impairment costs, and assuming that currency levels do not worsen, operational income is expected to increase, resulting in margins remaining around the 2005 level, and net income from continuing operations after tax is expected to improve. The Company also anticipates a strong improvement in free cash flow.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

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  News release in full (PDF, including tables)
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Financial calendar
  February 13, 2007: full year results 2006
  March 8, 2007: Annual General Meeting
  May 3, 2007: first quarter 2007 financial results
  August 16, 2007: half year 2007 financial results
  November 6, 2007: nine month 2007 financial results
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Ciba Specialty Chemicals
Nine month report 2006

Consolidated financial highlights (unaudited)
(in millions of Swiss francs, except per share data)

Statements of Income	Excluding restructuring, impairment and other charges		Including restructuring, impairment and other charges
Nine months ended September 30,	2006	2005	2006	2005
Net sales	4 874	4 570	4 874	4 570
Gross profit	1 432	1 329	1 432	1 329
Restructuring, impairment and other charges (b)			(49)	(77)
Operating income	417	396	368	319
Financial income and expense, net	(123)	(92)	(123)	(92)
Income from continuing operations, before income taxes and minority interest	294	304	245	227
Provision for income taxes	(78)	(86)	(62)	(63)
Minority interest	(3)	(4)	(3)	(4)
Income from continuing operations	213	214	180	160
Earnings per share from continuing operations(e)	3.23	3.28	2.73	2.45

Income (loss) from discontinued operations, net of tax(c)	(295)	60	(305)	60
Earnings (loss) per share from discontinued operations(e)	(4.47)	0.92	(4.63)	0.92

Net income (loss)	(82)	274	(125)	220
Net income (loss) per share(e)	(1.24)	4.20	(1.90)	3.37

Condensed business segment data (unaudited)
(in millions of Swiss francs)

			Change in %
Nine months ended September 30,	2006	2005	CHF	LC(a)	Nine months ended September 30,	2006	2005

Net sales					Depreciation and amortization
Plastic Additives	1 585	1 433	+11	+8	Plastic Additives	74	67
Coating Effect	1 449	1 351	+7	+6	Coating Effect	81	80
Water & Paper Treatment	1 840	1 786	+3	0	Water & Paper Treatment	112	121
					Corporate	4	11
Total	4 874	4 570	+7	+4	Total	271	279

Operating income before restructuring, impairment and other charges					Operating income margin (d) before restructuring, impairment and other charges
Plastic Additives	232	191	+22		Plastic Additives	14.7%	13.3%
Coating Effect	195	185	+6		Coating Effect	13.5%	13.7%
Water & Paper Treatment	59	98	-40		Water & Paper Treatment	3.2%	5.5%
Corporate and other expenses	(69)	(78)
Total	417	396	+5		Total	8.6%	8.7%

Exchange rates of principal currencies to CHF (unaudited)

			Statement of income average rates		Balance sheet period-end rates
			Nine months ended Sep 30,		Sep 30,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.26	1.22	1.24	1.29
1	British pound	(GBP)	2.29	2.26	2.36	2.29
1	Euro	(EUR)	1.57	1.55	1.58	1.56
100	Japanese yen	(JPY)	1.09	1.14	1.06	1.14

			Three months ended Sep 30,		Sep 30,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.24	1.27	1.24	1.29
1	British pound	(GBP)	2.32	2.27	2.36	2.29
1	Euro	(EUR)	1.58	1.55	1.58	1.56
100	Japanese yen	(JPY)	1.06	1.15	1.06	1.14

Notes to news release:

(a)	Change in percent in local currencies (LC) reflects the percent change in (i) 2006 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2005 and (ii) 2005 results, as reported.

(b)	Restructuring, impairment and other charges included in income from continuing operations include charges incurred in connection with Project Shape, which is described in the Company’s 2005 annual report. These charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments. For the nine months ended September 30, 2006, restructuring, impairment and other charges net of taxes of CHF 16 million would be CHF 33 million and for the nine months ended September 30, 2005, restructuring, impairment and other charges net of taxes of CHF 23 million would be CHF 54 million. For the three months ended September 30, 2006, restructuring, impairment and other charges net of taxes of CHF 5 million would be CHF 11 million and for the three months ended September 30, 2005, restructuring, impairment and other charges net of taxes of CHF 9 million would be CHF 18 million.

(c)	For the nine months ended September 30, 2006, the loss from discontinued operations, net of tax consists primarily of the CHF 332 million loss, net of tax on the sale in 2006 of the Textile Effects business to Huntsman Corporation, partially offset by the CHF 29 million results of operations, net of tax, of the Textile Effects business during the period. For the nine months ended September 30, 2005, the income from discontinued operations, net of tax consists of CHF 30 million for the results of operations, net of tax of the Textile Effects business during the period and CHF 30 million for the release of previously established reserves as the result of the settlement of a pension-related lawsuit that had existed in connection with the Company’s divestment of the Performance Polymers business in 2000.

(d)	Operating income margin is operating income expressed as a percentage of net sales.

(e)	Earnings per share, basic and diluted

Reconciliation tables (unaudited)
(in millions of Swiss francs, except per share data and percentages)

Operating Income	Nine months ended Sep 30,		Three months ended Sep 30,
	2006	2005	2006	2005
Excluding restructuring, impairment and other charges	417	396	158	149
Restructuring, impairment and other charges	(49)	(77)	(16)	(27)
Including restructuring, impairment and other charges	368	319	142	122

Income from continuing operations before income taxes and minority interest	2006	2005
Excluding restructuring, impairment and other charges	294	304
Restructuring, impairment and other charges	(49)	(77)
Including restructuring, impairment and other charges	245	227

Provisions for income taxes	2006	2005
Excluding tax effect of restructuring, impairment and other charges	(78)	(86)
Tax effect of restructuring, impairment and other charges	16	23
Including tax effect of restructuring, impairment and other charges	(62)	(63)

Income from continuing operations	2006	2005	2006	2005
Excluding restructuring, impairment and other charges, net of tax	213	214	96	79
Restructuring, impairment and other charges, net of tax	(33)	(54)	(11)	(18)
Including restructuring, impairment and other charges, net of tax	180	160	85	61

Earnings per share from continuing operations	2006	2005	2006	2005
Excluding restructuring, impairment and other charges, net of tax	3.23	3.28	1.46	1.22
Restructuring, impairment and other charges, net of tax	(0.50)	(0.83)	(0.17)	(0.28)
Including restructuring, impairment and other charges, net of tax	2.73	2.45	1.29	0.94

Income (loss) from discontinued operations, net of tax	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(295)	60
Restructuring, impairment and other charges, net of tax	(10)	0
Including restructuring, impairment and other charges, net of tax	(305)	60

Earnings (loss) from discontinued operations, net of tax	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(4.47)	0.92
Restructuring, impairment and other charges, net of tax	(0.16)	0.00
Including restructuring, impairment and other charges, net of tax	(4.63)	0.92

Reconciliation tables (unaudited)
(in millions of Swiss francs)

Net Income (loss)	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(82)	274
Restructuring, impairment and other charges, net of tax	(43)	(54)
Including restructuring, impairment and other charges, net of tax	(125)	220

Net Income (loss) per share	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(1.24)	4.20
Restructuring, impairment and other charges, net of tax	(0.66)	(0.83)
Including restructuring, impairment and other charges, net of tax	(1.90)	3.37

Corporate and other expenses included in operating income	2006	2005
Excluding restructuring, impairment and other charges	(69)	(78)
Restructuring, impairment and other charges	(49)	(77)
Including restructuring, impairment and other charges	(118)	(155)

Forward-looking statements

Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.